Exhibit 21

SUBSIDIARIES OF PEMCO AVIATION GROUP, INC.

Name of Subsidiary	State of Organization

Pemco Aeroplex, Inc.	Alabama
Pemco World Air Services, Inc.	Delaware
Pemco Air Services System, Inc.	Colorado
Pemco Engineers Inc.	Delaware
Space Vector Corporation	Delaware
Air International Incorporated	Delaware
Pemco Aircraft Engineering Services, Inc.	Delaware